Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement (“Announcement”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated June 12, 2023 in relation to the payment of final dividend. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that the Company will distribute the Final Dividend of HK$6.0 per Share (for registered holders of the ordinary shares in Hong Kong) (tax inclusive) in Hong Kong dollars or US$0.76 per Share (tax inclusive) in U.S. dollars in respect of the year ended December 31, 2022, calculated based on the Final Dividend of RMB5.5 per Share (tax inclusive) with reference to the effective noon buying rate for June 23, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board and the number of Shares of 31,945,575 entitled to dividend distribution as of the Dividend Record Date (i.e., June 27, 2023).

For the distribution of the Final Dividend to ADS holders, the final amount of approximately US$0.38 per ADS (subject to applicable tax and depositary fees) is payable in U.S. dollars to the Company’s ADS holders through the depositary bank subject to the foreign exchange rate adjustment on the date of settlement in accordance with the terms of the deposit agreement.

The Final Dividend is expected to be distributed on or around July 14, 2023 to eligible Shareholders, and on or around July 21, 2023 to eligible ADS holders. Shareholders and ADS holders should seek professional advice from their own tax advisors regarding the possible tax implications of the payment of the Final Dividend.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, June 28, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.